EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	3/31/2014	3/31/2014
EARNINGS
Income Before Income Taxes	$890,471	$842,922	$678,690	$487,817	$635,650	$530,906	$94,826
Fixed Charges (as below)	283,540	269,886	248,026	245,446	215,548	196,678	39,829
Total Earnings	$1,174,011	$1,112,808	$926,716	$733,263	$851,198	$727,584	$134,655

FIXED CHARGES
Interest Expense	$241,134	$242,000	$221,976	$213,100	$182,046	$164,880	$33,007
Credit for Allowance for Borrowed Funds Used During Construction	16,506	3,786	2,350	9,046	10,102	8,398	972
Estimated Interest Element in Lease Rentals	25,900	24,100	23,700	23,300	23,400	23,400	5,850
Total Fixed Charges	$283,540	$269,886	$248,026	$245,446	$215,548	$196,678	$39,829

Ratio of Earnings to Fixed Charges	4.14	4.12	3.73	2.98	3.94	3.69	3.38